

Room 4561

March 30, 2007

Mail Stop 4561

Jason Bishara
Executive Chairman
SLM Holdings, Inc.
100 East Jefryn Blvd., Suite K
Deer Park, NY 11729

> **Re:** **SLM Holdings, Inc.**
> **Amendment number 2 to Form 10-SB**
> **Filed March 5, 2007**
> **File No. 0-52338**

Dear Mr. Bishara:

We have reviewed the above amendment and have following comments in its regard.

Part I, page 3
Item 1. Description of Business, page 3

1. Please see prior comment 1 to our letter dated February 16, 2007 and your response thereto. Please clarify in your disclosure that SLM was attracted to Southwest given its large shareholder base of 442 shareholders and why SLM would be interested in such a base. Clarify that the belief of SLM as to the "public" status of Southwest was erroneous.

2. Please clearly disclose that TeleBlock™ is a product of VeriSign, Inc. Please fully describe the terms under which SLM distributes TeleBlock™ including whether or not there is any written agreement regarding this distribution. To the extent that the relationship is material, please file any agreement as an exhibit by amendment.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 38

3. Please provide disclosure responsive to Item 407(a) of Regulation S-B as adopted in Release 33-8732A dated August 29, 2006.

Item 6. Executive Compensation, page 40

4. The total amount to be entered into the All Other Compensation column of the Summary Compensation Table should be the annual rental of the apartment rather than the monthly rental cost. Please revise to ensure that the total compensation figure is the sum of all amounts reported in columns. See Item 402(b)(2)(x) of Regulation S-B.

5. Please delete any reference to Compensation Committee Interlocks. Please see Section V(E)(1) of Release 33-8732A.

6. The compensation awarded to Mr. Cohen should be presented in the Summary Compensation Table. Please revise.

7. Please provide appropriate tabular disclosure of the compensation paid to your directors as required by Item 402(f) of Regulation S-B.

8. To the extent applicable, provide narrative disclosure to the summary compensation table. In this regard, Item 402(c) of Regulation S-B requires a discussion of the material factors necessary to an understanding of the information disclosed in the summary compensation table. Please note that any narrative disclosure provided in response to Item 402(c)(1)-(7) should focus on and provide context to the quantitative disclosure in the table. To the extent disclosure addressing the principles set forth in Item 402(c) is not required because of the nature of your compensation arrangements, please advise us of this in your response letter.

9. Please confirm that the company did not make any awards to Mr. Bishara under the 2004 Stock Option Plan.

10. We note the disclosure contained in the "Employment Agreements" subsection on page 17. We believe this disclosure is more appropriately located in the section of your registration statement that discusses executive compensation. Please relocate.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Arthur S. Marcus
Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022
Facsimile no. (212) 980-5192